UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company CNPJ # 60.746.948/0001-12

Notice

Banco Bradesco S.A. announces to the market, to its shareholders and customers that the Company’s Board of Directors, at the Meeting held today, registered proposals for shareholders’ resolution at the Special Shareholders’ Meeting to be held on March 11, 2013, at 4 p.m., highlighting:

Capital Stock Increase: to increase the capital stock from R$30,100,000,000.00 to R$38,100,000,000.00, by means of:

    1. Reserves Capitalization: the capital stock will be increased by R$8,000,000,000.00, by capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law # 6,404/76, including bonus shares;

    2. Bonus Shares (10%): 382,479,458 new non-par, book-entry, registered shares will be issued, of which 191,239,739 are common shares and 191,239,719 are preferred shares, which will be conferred, free of charge to shareholders, as bonus share, at the ratio of 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date, observing: 2.1. Objective: the bonus share operation aims at: a) improving the liquidity of the shares on the market, taking into account that a higher quantity of outstanding shares, potentially, improves business; b) to allow an adjustment to share prices, making them more attractive and accessible to a greater number of investors. Share bonus, on its turn, does not have legal consequences, as it does not cause changes to the proportional ownership of any shareholder. As for the economic effects, there will be an increase of 10% in the total amount of interest on shareholders’ equity monthly paid, thus benefiting all shareholders on a proportional basis.

      2.2. Record Date: the record date of bonus entitlement will be notified to the market after the approval of the respective process by the Central Bank of Brazil.

      2.3. Trading: current shares shall continue to be traded entitled to bonus and new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and their inclusion in the shareholders’ position to be notified to the market.

      2.4. Bonus Shares Entitlement: they will be entitled to dividends and/or interest on shareholders’ equity to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

Publicly-Held Company CNPJ # 60.746.948/0001-12

       2.5. Monthly Interest on Shareholders’ Equity: will be maintained at R$0.018817992 per common share and R$0.020699791 per preferred share (gross), and R$0.015995293 per common share and R$0.017594822 per preferred share, taking into account the Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax. So as the amount paid monthly to shareholders will be increased by 10% after the inclusion of new shares in the shareholders’ positions.

      2.6. Fractions of Shares: the bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), after the period of 30 (thirty) days set forth in Paragraph Three, Article 169 of Law # 6,404/76, which will be determined after the process is duly approved by the Central Bank of Brazil, and the respective amounts will remain available to shareholders entitled thereto.

      2.7. Cost of Bonus Shares: the cost attributed to the bonus shares is R$20.916155973 per share, regardless of the type, pursuant to the provisions in Paragraph One of Article 47 of the Normative Ruling of the Brazilian Internal Revenue Service #1,022 of April 5, 2010.

       2.8. Additional Procedures – Fractions of Shares Payments: the values arising from fractions of shares will be made available to shareholders, as follows:

          a)  to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

         b)  to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

      2.9. Holders of Depositary Receipts (DRs), Traded in the United States and Spain: simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs -American Depositary Receipts in the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex) and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date.

Publicly-Held Company CNPJ # 60.746.948/0001-12

               •  the resulting fractions, similarly to the operations in Brazil, will be separated, grouped into whole numbers and sold on the respective Stock Exchanges, and the amounts will be credited to the holders of fractions;

               •  once concluded the operation, DRs - Depositary Receipts will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR, in the aforementioned markets.

Documents Available to Shareholders: this Notice, the Call Notice and the Board of Directors’ Proposals are available to shareholders at Bradesco’s Shares and Custody Department, Financial Institution Depository of the Company’s shares, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, in the website www.bradesco.com.br - Corporate Governance – Shareholders, and is also in the CVM and BM&FBOVESPA websites.

More clarifications that may be necessary can be obtained by the e-mail investidores@bradesco.com.br, in the Investor Relations website -www.bradesco.com.br /ir or at Bradesco’s Branches Network.

Cidade de Deus, Osasco, SP, February 6, 2013

Banco Bradesco S.A.

Luiz Carlos Angelotti

Diretor Executivo Gerente e
Diretor de Relações com Investidores

• Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.